UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Vitamin Shoppe, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92849E101

(CUSIP Number)

Shah Capital Management, Inc.
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
(919) 719-6360

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	13D	Page 2 of 12
(1)	NAMES OF REPORTING PERSONS Shah Capital Management, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
4,241,342 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
4,241,342 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,241,342 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%*
(14)	TYPE OF REPORTING PERSON (see instructions) IA

*	Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

CUSIP No. 92849E101	13D	Page 3 of 12
(1)	NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
3,857,642 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
3,857,642 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,857,642 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

CUSIP No. 92849E101	13D	Page 4 of 12
(1)	NAMES OF REPORTING PERSONS Himanshu H. Shah
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
34,800 shares
	(8)	SHARED VOTING POWER
4,241,342 shares
	(9)	SOLE DISPOSITIVE POWER
34,800 shares
	(10)	SHARED DISPOSITIVE POWER
4,241,342 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,276,142 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

Explanatory Note

The Reporting Persons (as defined below) were previously part of a “group” (within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934) with certain other stockholders of the Issuer (as defined below). As disclosed in Amendment No. 1 to the Schedule 13D concerning the Issuer filed on April 24, 2018 by the Reporting Persons and certain other stockholders (the “Amendment”), the Reporting Persons ceased to be part of that “group.”

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), of Vitamin Shoppe, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 300 Harmon Meadow Boulevard, Secaucus, New Jersey 07094.

Item 2. Identity and Background.

(a)	Name

This Statement is filed by:

(i)	Shah Capital Management, Inc. (“Shah Capital”), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership; and

(iii)	Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 8601 Six Forks Road, Suite 630, Raleigh, North Carolina 27615.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Shah is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Except for the 34,800 shares of Common Stock owned directly by Mr. Shah, which were purchased using his personal funds, all of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 4,276,142 shares of Common Stock acquired was approximately $22,254,536 (excluding commissions).

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On April 20, 2018, the Issuer entered into a cooperation agreement with the Reporting Persons (the “Shah Capital Agreement”) regarding, among other things, the membership and composition of the Board. On the same date, the Issuer also entered into a cooperation agreement with Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (collectively, “Vintage Capital” and such agreement, the “Vintage Capital Agreement”, and together with the Shah Capital Agreement, the “Cooperation Agreements”) regarding, among other things, the membership and composition of the Board.

Pursuant to the Vintage Capital Agreement, Mr. Kahn has irrevocably withdrawn the director nomination notice for the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”) delivered to the Issuer on March 9, 2018.

Pursuant to the Cooperation Agreements, the Issuer agreed to appoint each of Himanshu H. Shah and Sing Wang (collectively, the “Shah Designees”) and Melvin L. Keating (the “Vintage Designee” and, together with the Shah Designees, the “Cooperation Directors”) to the Board. The Issuer has also agreed to consider appointing up to two additional independent directors. If appointed by the Board, one independent director would be proposed by the Issuer and be reasonably acceptable to the Reporting Persons and Vintage Capital (the “Company Designee”), and the other independent director would be mutually selected by the Reporting Persons, Vintage Capital and the Issuer (the “Independent Designee” and, together with the Cooperation Directors, the “New Directors”). If the Board has determined to appoint either the Company Designee or the Independent Designee but such director has not been identified and approved before the filing of the Issuer’s definitive proxy statement for the 2018 Annual Meeting, such director will be appointed following the 2018 Annual Meeting.

The Cooperation Agreements provide that the Board will be expanded by up to five members (from its current size of ten members) in order to appoint up to five New Directors, and the Issuer has agreed to nominate the New Directors (or their replacements) for election as directors at the 2018 Annual Meeting and the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”). Upon the resignation of the Issuer’s current chief executive officer, Colin Watts, the Issuer will cause Mr. Watts to resign from the Board and all of its committees, and will immediately reduce the size of the Board by one member. Upon the appointment of a successor chief executive officer, the Issuer will increase the size of the Board by one member and will appoint the successor chief executive officer to the Board. The Cooperation Agreements further provide that four of the directors currently serving on the Board (other than the Issuer’s chief executive officer or the New Directors) will not be nominated for re-election at the 2018 Annual Meeting. The 2018 Annual Meeting will be held no later than June 30, 2018. Immediately after the 2018 Annual Meeting and prior to the completion of the 2019 Annual Meeting, the size of the Board will be no more than 11 directors. Before the completion of the 2019 Annual Meeting, the Reporting Persons and Vintage Capital will have customary replacement rights with respect to the Cooperation Directors, and the Reporting Persons, Vintage Capital and the Issuer will mutually agree on any replacements for any Company Designee or Independent Designee.

The Reporting Persons’ right to designate or replace one of the Shah Designees expires at the time that the Reporting Persons’ aggregate net long position in the Common Stock is less than 10%. The Reporting Persons’ right to designate or replace the second Shah Designee expires at the time in which the Reporting Persons’ aggregate net long position in the Common Stock is less than 5%. Vintage Capital’s right to designate or replace the Vintage Designee expires at the time that Vintage Capital’s aggregate net long position in the Common Stock is less than 5%. At any time the Reporting Persons or Vintage Capital lose the right to designate a director as set forth above, the applicable Cooperation Director will immediately resign from the Board and all of its committees upon the Board’s request.

From the date of the Cooperation Agreements until the 15th day prior to the advance notice deadline for making director nominations at the Issuer’s 2020 annual meeting of stockholders (the “Standstill Period”), each of the Reporting Persons and Vintage Capital have agreed to abide by certain standstill provisions. The standstill provisions provide, among other things, that each of the Reporting Persons and Vintage Capital cannot: (1) solicit proxies of stockholders or participate in or assist any third party in any solicitation of proxies to vote any shares of the Common Stock; (2) join or form a group with respect to the Common Stock, (3) present any proposal for consideration at any stockholders’ meeting or propose any nominee for election to the Board; or (4) institute, solicit or join any litigation against the Issuer or its present or former directors, officers or employees (other than pursuant to customary exceptions, such as to enforce the applicable Cooperation Agreement).

At the 2018 Annual Meeting, each of the Reporting Persons and Vintage Capital have agreed to vote all shares of Common Stock beneficially owned by them in favor of the Issuer’s director nominees and otherwise in accordance with the Board’s recommendation for any other matter. The Reporting Persons have further agreed to vote in favor of the Issuer’s director nominees and otherwise in accordance with the Board’s recommendation for any other matter at any meeting of stockholders held during the Standstill Period. Vintage Capital has further agreed to vote in favor of the Issuer’s director nominees at any meeting of stockholders held during the Standstill Period.

Pursuant to the Cooperation Agreements, and subject to ratification by the Cooperation Directors, the Issuer has also agreed to commence a tender offer no later than May 31, 2018 for up to $25 million in value of shares of Common Stock at a price per share in cash not to exceed $5. If less than 5 million shares are tendered in the tender offer, the Issuer has agreed to use the balance of the $25 million (after taking into account expenses of the tender offer) to repurchase a portion of the Issuer’s 2.25% Convertible Senior Notes due December 2020 (the “Convertible Notes”) at a purchase price reflecting a discount of 26% or more to the Convertible Notes’ principal amount. There is no assurance that the tender offer will be commenced or consummated, or that any tender offer will be accepted by stockholders. In addition, there is no assurance that any repurchase of Convertible Notes will occur.

The foregoing summary of the Cooperation Agreements does not purport to be complete and is qualified in its entirety by the full text of the Cooperation Agreements, copies of which are attached as Exhibits 2 and 3 and are incorporated by reference.

On April 22, 2018, Vintage Capital terminated the Joint Filing and Solicitation Agreement pursuant to which Vintage Capital and the Reporting Persons had agreed to jointly file a statement on Schedule 13D. The termination of that Agreement was deemed to be effective immediately after the filing of the Amendment.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on April 24, 2018, the Reporting Persons beneficially owned 4,276,142 shares of Common Stock, representing approximately 17.7% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 24,203,144 shares of Common Stock outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of the Issuer.

Shah Capital, as the investment adviser to Shah Opportunity, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Shah Opportunity, and may be deemed to be the indirect beneficial owner of such shares. Shah Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Shah directly owns 34,800 shares of Common Stock. In addition, Mr. Shah, as the President and Chief Investment Officer of Shah Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Shah Opportunity and Shah Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shah disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement, dated April 24, 2018, by and among Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah
2	Cooperation Agreement, dated April 20, 2018, by and among Vitamin Shoppe, Inc., Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vitamin Shoppe, Inc. on April 23, 2018).
3	Cooperation Agreement, dated April 20, 2018, by and among Vitamin Shoppe, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vitamin Shoppe, Inc. on April 23, 2018).

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on April 24, 2018. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased	Price Per Share
Shah Capital Management, Inc.	04/02/2018	Purchase of Common Stock	99,500	$4.00
Shah Capital Opportunity Fund LP	04/02/2018	Purchase of Common Stock	56,642	$4.05

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2018

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

/s/ Himanshu H. Shah
Himanshu H. Shah

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement, dated April 24, 2018, by and among Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah
2	Cooperation Agreement, dated April 20, 2018, by and among Vitamin Shoppe, Inc., Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vitamin Shoppe, Inc. on April 23, 2018).
3	Cooperation Agreement, dated April 20, 2018, by and among Vitamin Shoppe, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vitamin Shoppe, Inc. on April 23, 2018).